UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _________________________________

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 13)*

  _________________________________
Northern Oil and Gas, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
665531109
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 1, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ◻
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,875,348 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,875,348 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,875,348 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%*
14	TYPE OF REPORTING PERSON* IA, PN

(1)  Consisting of 3,137,591 shares of common stock, par value $0.001 per share (“Common Stock”), of Northern Oil and Gas, Inc. (the “Issuer”) and the number of shares of Common Stock which may be received upon conversion of the 6.500% Series A Perpetual Cumulative Convertible Preferred Stock (“Preferred Stock”) of the Issuer.

  *  Based on 66,172,097 shares of Common Stock of the Issuer outstanding as of August 4, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2021.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,875,348 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,875,348 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,875,348 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%*
14	TYPE OF REPORTING PERSON* OO, HC

(1)  Consisting of 3,137,591 shares of Common Stock and the number of shares of Common Stock which may be received upon conversion of the Preferred Stock.

 * Based on 66,172,097 shares of Common Stock of the Issuer outstanding as of August 4, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2021.

CUSIP No. 665531109		13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,875,348 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,875,348 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,875,348 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%*
14	TYPE OF REPORTING PERSON* IN, HC

(1)  Consisting of 3,137,591 shares of Common Stock and the number of shares of Common Stock which may be received upon conversion of the Preferred Stock.

 * Based on 66,172,097 shares of Common Stock of the Issuer outstanding as of August 4, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2021.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,875,348 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,875,348 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,875,348 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18%*
14	TYPE OF REPORTING PERSON* IN, HC

(1)  Consisting of 3,137,591 shares of Common Stock and the number of shares of Common Stock which may be received upon conversion of the Preferred Stock.

 * Based on 66,172,097 shares of Common Stock of the Issuer outstanding as of August 4, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on August 5, 2021.

AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment No. 13 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC (formerly known as AG Partners, LLC), a Delaware limited liability company (“AG GP”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by the Amendment No. 1 to Schedule 13D (the “Amendment No. 1”), filed on October 21, 2019, Amendment No. 2 to Schedule 13D (the “Amendment No. 2”), filed on November 5, 2019, Amendment No. 3 to Schedule 13D (the “Amendment No. 3”), filed on November 11, 2019, Amendment No. 4 to Schedule 13D (the “Amendment No. 4”), filed on November 20, 2019, Amendment No. 5 to Schedule 13D (the “Amendment No. 5”), filed on January 22, 2020, Amendment No. 6 to Schedule 13D (the “Amendment No. 6”), filed on February 13, 2020, Amendment No. 7 to Schedule 13D  (the “Amendment No. 7”), filed on February 25, 2020, Amendment No. 8 to Schedule 13D (the “Amendment No. 8”), filed on March 10, 2020, Amendment No. 9 to Schedule 13D (the “Amendment No. 9”), filed on May 26, 2020, Amendment No. 10 to Schedule 13D (the “Amendment No. 10”), filed on October 28, 2020, Amendment No. 11 to Schedule 13D (the “Amendment No. 11) filed on January 12, 2021 and Amendment No. 12 to Schedule 13D (the “Amendment No. 12”) filed on September 8, 2021 (the “Schedule 13D”).

This Amendment No. 13 amends and supplements the Schedule 13D as specifically set forth herein.
All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

As of 4 pm on October 4, 2021, the Accounts have sold exchange-traded call options relating to 895,000 shares of Common Stock since September 8, 2021, and the Accounts currently have an aggregate short call option position relating to 1,815,000 shares of Common Stock that expire on December 17, 2021 (4,500 options of which have a $20 exercise price) and March 18, 2022 (7,450 options of which have a $20 exercise price, 2,400 options of which have a $22 exercise price and 3,800 options have a $23 strike price).  In addition, as of 4 pm on October 4, 2021, the Accounts have purchased put contracts at an exercise price of $15.00 relating to 240,000 shares of Common Stock and expiring on March 18, 2022.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 5, 2021

ANGELO, GORDON & CO., L.P.

By: AG GP, LLC
Its General Partner

By: /s/ Josh Baumgarten
Its Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

AG GP, LLC

By: /s/ Josh Baumgarten
Its Co-Managing Member

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

JOSH BAUMGARTEN

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact

ADAM SCHWARTZ

By: /s/ Kirk Wickman
Kirk Wickman
Attorney-in-Fact